Filed by: TIER REIT, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TIER REIT, Inc. (Commission File No.: 001-37512)

STRATEGIC COMBINATION CREATING THE PREEMINENT SUN BELT OFFICE REIT INVESTOR PRESENTATION March 25th 2019

FORWARD-LOOKING STATEMENTS Cautionary Note Regarding Forward-Looking Statements In addition to historical information, this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Cousins Properties Incorporated (“Cousins”) and TIER REIT, Inc. (“TIER”) operate and beliefs of and assumptions made by Cousins management and TIER management, involve uncertainties that could significantly affect the financial or operating results of Cousins, TIER or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving Cousins and TIER, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transaction to stockholders, employees, tenants and other constituents of the combined company, rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) the potential liability for a failure to meet regulatory requirements, including the maintenance of real estate investment trust status, (vi) availability of financing and capital, (vii) changes in demand for developed properties, (viii) risks associated with achieving expected revenue synergies or cost savings, (ix) risks associated with the ability to consummate the transaction and the timing of the closing of the transaction, (x) the ability to successfully integrate our operations and employees following the closing of the transaction, (xi) material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities, (xii) potential changes to tax legislation, (xiii) adverse changes in financial condition of joint venture partner(s) or major tenants, (xiv) risks associated with the acquisition, development, expansion, leasing and management of properties, (xv) the potential impact of announcement of the proposed transaction or consummation of the proposed transaction on relationships, including with tenants, employees and customers; the unfavorable outcome of any legal proceedings that have been or may be instituted against Cousins or TIER, (xvi) significant costs related to uninsured losses, condemnation, or environmental issues, (xvii) the ability to retain key personnel, (xviii) the amount of the costs, fees, expenses and charges related to the proposed transaction and the actual terms of the financings that may be obtained in connection with the proposed transaction, and (xix) those additional risks and factors discussed in reports filed with the SEC by Cousins and TIER from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Except to the extent required by applicable law or regulation, each of Cousins and TIER disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors. Additional Information about the Proposed Transactions and Where to Find It In connection with the proposed merger, Cousins will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Cousins common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of Cousins and TIER seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COUSINS, TIER AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Cousins at its website, www.cousins.com, or from TIER at its website, www.tierreit.com. Documents filed with the SEC by Cousins will be available free of charge by accessing Cousins’ website at www.cousins.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Cousins at 3344 Peachtree Road NE, Suite 1800, Atlanta, GA 30326, and documents filed with the SEC by TIER will be available free of charge by accessing TIER’s website at www.tierreit.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to TIER at 5950 Sherry Lane, Suite 700, Dallas, Texas 75225. Participants in the Solicitation Cousins and TIER and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of TIER and Cousins in respect of the proposed transaction under the rules of the SEC. Information about TIER’s directors and executive officers is available in TIER’s proxy statement dated April 9, 2018 for its 2018 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Information about Cousins’ directors and executive officers is available in Cousins’ proxy statement dated March 14, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from TIER or Cousins using the sources indicated above. No Offer or Solicitation © Morgan Stanley and/or certain of its affiliates. All rights reserved. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. 2

TRANSACTION OVERVIEW • All Cousins executives to retain existing positions (Larry Gellerstedt, Executive Chairman; Colin Connolly, CEO; Gregg Adzema, CFO) • Board will consist of nine existing directors from Cousins and two directors from TIER, including Scott Fordham MANAGEMENT AND BOARD concentrations 3 STRUCTURE AND CONSIDERATION • 100% stock combination of Cousins Properties Incorporated (“Cousins”) (NYSE: CUZ) and TIER REIT, Inc. (“TIER”) (NYSE: TIER) • 2.98 Cousins shares issued for each TIER share • Pro forma ownership of 72% Cousins / 28% TIER CORPORATE NAME AND HEADQUARTERS • Cousins to retain corporate name and ticker • Corporate headquarters remains in Atlanta, Georgia ANTICIPATED SYNERGIES AND EARNINGS IMPACT • Expected annual G&A synergies of $18.5 million, to be realized immediately at close • Anticipate additional operational and leasing synergies from increased scale and market • Transaction is modestly dilutive to Cousins’ 2019 FFO per share and expected to be longer term accretive DIVIDEND • Combined company to utilize Cousins’ current dividend policy • Cousins’ current annualized dividend of $0.29 per share will represent a 20% increase for TIER shareholders EXPECTED CLOSING • Expected to close during the third quarter of 2019 • Subject to customary closing conditions, including approval by Cousins and TIER shareholders

STRATEGIC RATIONALE AND EXPECTED TRANSACTION BENEFITS

PREMIER PORTFOLIO	• Unmatched portfolio of trophy office assets balanced across the premier Sun Belt markets • Dominant market share in highly-amenitized submarkets
COMPELLING GROWTH OPPORTUNITIES	• Significant organic growth through 8%-10% rent mark-to-market opportunity • Powerful external growth driven by profitable development pipeline and irreplaceable land bank
ENHANCED GEOGRAPHIC MIX	• Increased exposure to fast growing Austin, while balancing Atlanta exposure without selling high quality assets • Strengthen foothold in most desirable Dallas submarkets
IMPROVED EFFICIENCY	• Substantial synergy opportunities given complementary geographic footprint • 81% geographic overlap within Cousins and TIER property portfolios (1)
INCREASED SCALE	• Increased scale, improved liquidity, and expanded access to capital • Larger company better positioned to absorb market cycles
STRONG BALANCE SHEET	• Continued commitment to simple, low leverage strategy • Pro Forma ~4.5x Net Debt / EBITDA remains well below office sector average (2)
OUTSTANDING PLATFORM AND TEAM	• Industry leading management team and operational platform with demonstrated track record • Proven integration capabilities

Cousins | TIER REIT

(1) Based on NOI
(2) Represents management's estimate of leverage and annualized pro forma EBITDA (inclusive of synergies) at closing

4

CHRONOLOGY OF THE PREEMINENT SUN BELT OFFICE REIT (1)Acquisition of Crescent’s 5.5MM SF Texas Portfolio (2)Contribution of Eola’s property management business to Parkway concurrent with the acquisition of six office properties owned by Eola 5 (2) (1)

COMBINED COMPANY SNAPSHOT $4.2 billion $1.7 billion $5.4 billion $2.4 billion 15.3 million SF 5.8 million SF 1.2 million SF 620K SF 1.4 million SF 2.1 million SF (1) (2) (3) (4) Market data as of March 22, 2019; Balance sheet data as of 4Q 2018 Adjusted for sale of Eldridge Place and potential sale of Third + Shoal Figures include in-process development assets only including Dimensional Place which was recently delivered in March 2019 Does not include 3 million square feet of potential redevelopment opportunities at Domain 3 & 4 and Domain Point 6 3.5 million SF LAND BANK (DEVELOPABLE SF)(4) 1.9 million SF DEVELOPMENT PIPELINE(3) 21.1 million SF TOTAL PORTFOLIO SF(2) $7.8 billion TOTAL MARKET CAP(1) $5.9 billion EQUITY MARKET CAP(1)

HIGHLY COMPLEMENTARY AND UNIQUE FOOTPRINT (1) (2) (1) (2) (1) Houston Other Tampa 9% Other 4% 1% 4% DFW 5% Tampa 7% Phoenix 12% Charlotte 16% Atlanta 31% Austin 43% Atlanta 41% Phoenix 9% 15.3MM SF 5.8MM SF 21.1MM SF Austin 18% Houston 16% Charlotte 19% Austin 24% Charlotte 20% Dallas / Fort Worth 22% Charlotte Phoenix Phoenix Cousins Assets AAtltalnatnata Dallas / Fort WFortthWorth TIER Assets (1)(2) AAusutsinti 10,000,000 RSF Houston Tampa 5,000,000 RSF Houston 1,000,000 RSF (1) (2) (3) Represents 4Q18 GAAP NOI at share Adjusted for sale of Eldridge Place and potential sale of Third + Shoal TIER’s Cherry Hill, NJ asset (Woodcrest) excluded from map 7

DIVERSIFIED AND HIGH-QUALITY CUSTOMER BASE

Cousins (1)



Other 12%
Construction 2%
Energy 2%
Marketing 4%
Healthcare 5%
Insurance 5%
Consumer Goods and Services 9%
Legal 11%
Professional Services 13%
Technology 15%
Finance 23%

TIER REIT (1) (2)



Other 10%
Construction 2%
Real Estate 3%
Professional Services 6%
Legal 8%
Energy 16%
Finance 21%
Technology 33%

New Cousins (1) (2)



Construction 2%
Other 9%
Real Estate 3%
Marketing 3%
Insurance 3%
Healthcare 4%
Consumer Goods and Services 6%
Energy 6%
Legal 10%
Professional Services 11%
Technology 20%
Finance 22%

Cousins Top Customers

Tenant	SF Leased (000)	% of Total	Remaining Term (Years)
Bank of America	1,128	8%	6
NCR Corporation	762	5%	15
Wells Fargo Bank, N.A.	236	2%	4
ADP, LLC	225	1%	9
Westrock Shared Services, LLC	205	1%	11
Top 5 Tenants	**2,556**	**17%**	**9**

TIER Top Customers

Tenant	SF Leased (000)	% of Total	Remaining Term (Years)
HomeAway / Expedia	431	7%	11
Bank of America	387	6%	2
GM Financial	326	5%	7
Encana Oil & Gas (USA) Inc.	319	5%	9
Amazon	246	4%	7
Top 5 Tenants	**1,709**	**28%**	**7**

New Cousins Top Customers

Tenant	SF Leased (000)	% of Total	Remaining Term (Years)
Bank of America	1,515	7%	5
NCR Corporation	762	4%	15
HomeAway / Expedia	431	2%	11
Amazon	366	2%	6
GM Financial	326	2%	7
Top 5 Combined Tenants	**3,400**	**16%**	**9**

Cousins | TIER REIT

(1) Based on square footage as of 12/31/18. Industries categorized per Cousins' methodology
(2) Adjusted for sale of Eldridge Place and potential sale of Third + Shoal

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LARGEST OWNER IN THE LEADING SUN BELT SUBMARKETS (1) (2) 21% #1 Class A Office Owner by Sq. Ft. 28% Market Share Of Class A Office Market Share Of Class A Office by Sq. Ft. Operating Asset Development/Land Asset 9 (1)Percentage excludes Third + Shoal which is currently being marketed for sale (2)Reflective of market share across the Northwest submarket, of which The Domain is a part LEADING MARKET SHARE IN AUSTIN’S CBD AND SECOND DOWNTOWN, THE DOMAIN #1 Class A Office Owner AUSTIN – CBD AUSTIN – THE DOMAIN

LARGEST OWNER IN THE LEADING SUN BELT SUBMARKETS 18% Market Share Of Class A Office #1 Class A Office Owner by Sq. Ft. 14% Market Share Of Class A Office by Sq. Ft. Operating Asset Development/Land Asset 10 LEADING MARKET SHARE IN ATLANTA’S BUCKHEAD AND MIDTOWN SUBMARKETS #1 Class A Office Owner ATLANTA – MIDTOWN ATLANTA – BUCKHEAD

COMPELLING PORTFOLIO OF TROPHY OFFICE TOWERS 11 Bank of America Plaza, Charlotte Colorado Tower, Austin 3344 & 3350 Peachtree, Atlanta Fifth Third Center, Charlotte 5950 Sherry Lane, Dallas Hayden Ferry, Phoenix Domain11, Austin

ATTRACTIVE DEVELOPMENT PIPELINE WITH SIGNIFICANT PRE-LEASING 1.9MM SF 77% Pre-leased Dimensional Place (1) 12 (1)Recently delivered in March 2019 77% Pre-leased 81% Pre-leased 75% Pre-leased ProjectMarketSF (000s) 10000 Avalon Atlanta 251 120 West Trinity Atlanta 351 300 Colorado Austin 358 Dimensional Place Charlotte 282 Total1,242 Project Market SF (000s) Domain 10Austin300 Domain 12Austin320 Total 620 MarketSF (000s) Atlanta 602 Austin 978 Charlotte 282 Total1,862 120 West Trinity Domain 12 Domain 10 300 Colorado 10000 Avalon

FUTURE GROWTH OPPORTUNITY FROM LAND BANK AND REDEVELOPMENT 3.5MM SF Land Represents ~2% Of Total Market Value s) 13 (1)Square footage is based on preliminary estimates. TIER square footage is per their 4Q18 supplement. In addition, 3 Million SF of Redevelopment Potential in Austin with Domain 3 & 4 and Domain Point Project Market SF (000s)(1) 901 West Peachtree Atlanta 470 Victory Center Dallas 460 Corporate Center V Tampa 170 100 Mill Tempe 280 Total 1,380 ProjectMarketSF (000s) (1) 3354 PeachtreeAtlanta560 Domain D & GAustin600 Domain 9Austin330 Legacy Union Two/ThreeDallas600 Total2,090 MarketSF (000 (1) Atlanta1,030 Austin930 Dallas1,060 Tampa170 Tempe280 Total3,470 Domain 14 & 15 Corporate Center V Victory Center Legacy Union Two/Three 3354 Peachtree Domain 14 & 15 100 Mill 901 West Peachtree

ATTRACTIVE SUN BELT OFFICE MARKET FUNDAMENTALS SUPPLY AND DEMAND FUNDAMENTALS LEASING AND EMPLOYMENT FUNDAMENTALS 2.4% 2.3% Gateway Average U.S. Average Gateway Average U.S. Average 4.5% 3.3% Gateway Average U.S. Average Gateway Average U.S. Average 6.0% 5.8% 5.8% 5.6% 5.6% 5.5% Atlanta Austin Charlotte Dallas Tampa Phoenix Non-Gateway Average Gateway Average (1) (2) (3) (4) Source: CoStar Data Analytics for net absorption data (12 months) and total office inventory as of December 31, 2018 Source: RW Baird research as of January 2019 Source: CoStar Data Analytics for year-over-year rent growth data as of December 31, 2018 Source: Green Street Advisors 14 5.2% 4.9% RISK-ADJUSTED IRRs FOR U.S. OFFICE MARKETS(4) 2.3% 1.9% 2.0%2.2% RENT GROWTH YEAR-OVER-YEAR(3) NET ABSORPTION AS A PERCENT OF TOTAL INVENTORY(1 1.9% 1.7% 1.6% 1.0% OFFICE EMPLOYMENT GROWTH YEAR-OVER-YEAR(2 CONSTRUCTION AS A PERCENT OF TOTAL INVENTORY(1

TRANSACTION EARNINGS IMPACT Modestly Dilutive to Cousins’ 2019 FFO Per Share Driven By: - Temporarily low Cousins’ FFO multiple due to one time Norfolk Southern Gains / Fees - High TIER FFO multiple due to large, 81% pre-leased, current development pipeline Expected to be Long Term Accretive to Cousins’ FFO Per Share Driven By: - Completion and stabilization of TIER’s current development pipeline through 2022 $18.5mm of expected G&A synergies Additional operational and leasing synergies through increased scale and market concentrations - - 15 LONG TERM EARNINGS IMPACT CURRENT EARNINGS IMPACT

STRONG, SIMPLE BALANCE SHEET Equity Market Capitalization, $Bn(1) 5.9 4.2 1.7 BXP VNO ARE SLG DEI KRC HPP New CUZ Net Debt / EBITDA (2) PGRE HIW CUZCLI BDN OFC OPI ESRT EQC PDM CXP TIER DEA FSP NRE CMCT CIO CUZ ESRT New CUZ HIW ARE PDM BDN OFC KRC CXP BXP DEA TIER FSP PGRE CIO CLI VNO SLG Encumbered NOI 7% Encumbered NOI 21% Encumbered NOI 25% Unencumbered NOI 79% Unencumbered NOI 75% Unencumbered NOI 93% (1) (2) As of March 22, 2019 Represents 4Q18 annualized EBITDA and net debt as of December 31, 2018 for companies in the SNL US Office REIT Index that report EBITDA. New CUZ represents management’s estimate of leverage and annualized pro forma EBITDA (inclusive of synergies) at closing Represents 4Q18 GAAP NOI 16 (3) SIMPLE CAPITAL STRUCTURE(3) 7.0x Average = 6.6x 4.5x 7x 3. CONTINUED COMMITMENT TO LOW LEVERAGE ENHANCED SCALE

MANAGEMENT TEAM WITH DEMONSTRATED TRACK RECORD 140 36% 130 120 16% 110 5% 100 90 80 MarF-e1b9-19 Oct-16 Feb-17 Jun-17 Oct-17 Feb-18 SNL U.S. REIT Office Index Jun-18 Oct-18 RMZ(2) CUZ 120 Realized G&A Synergies Expected G&A Synergies 15% Transaction 110 3% 100% $18 million 100 90 Mar-19 Upon closing Oct-16 Aug-17 Jun-18 Office Peers $18.5 million CUZ (1) (2) (3) As of March 22, 2019 Represents MSCI US REIT Index Source: Green Street Advisors. Office peers include BDN, EQC, HIW, PDM, OFC, and CLI 17 INTEGRATION TRACK RECORD NET ASSET VALUE GROWTH SINCE PARKWAY TRANSACTION(3) TOTAL RETURN PERFORMANCE SINCE PARKWAY TRANSACTION(1)

CONCLUSION: THE PREEMINENT SUN BELT OFFICE REIT Substantial synergy opportunities through complementary geographic footprint IMPROVED EFFICIENCY 18 Proven team with demonstrated operational expertise and integration experience OUTSTANDING PLATFORM AND TEAM Continued commitment to simple, low leverage strategy STRONG BALANCE SHEET Enhanced scale, improved liquidity, and expanded access to capital INCREASED SCALE ENHANCED GEOGRAPHIC MIX Increased exposure to fast growing Austin, strategic foothold in Dallas Significant organic growth combined with profitable external development opportunities COMPELLING GROWTH OPPORTUNITIES Unmatched portfolio of trophy office assets balanced across the premier Sun Belt markets PREMIUM PORTFOLIO ecousins TIER REIT Q&A @cousins I iii#I;I RE IT 19